Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Inc. Hall Sensors Integrated into
Unotron’s New Soft Key® Computer Keyboards

Visit Unotron at HIMSS: Chicago, Ill., April 4 - 8, 2009 Booth # 4841

TORONTO/NEW YORK, N.Y.—April 6, 2009 — Micromem Technologies Inc., (Micromem) (OTC: BB MMTIF, CNSX: MRM) through its wholly owned subsidiary Micromem Applied Sensor Technologies, Inc. (MASTInc) (www.mastinc.com), announces the integration of Micromem Hall sensor technologies into the new line of SoftKey® keyboards manufactured by Unotron Incorporated, (Unotron) (www.unotron.com). To learn more about Micromem’s Hall sensor technologies and Unotron products please visit the Unotron Booth #4841 at the Health Information and Management System Society (HiMSS) conference in Chicago, Ill., April 4-8, 2009.

"Our patented three-dimensional statistical manufacturing process that includes Micromem's patented magnetic sensors is positioned to revolutionize computer keyboard technology, with immediate impact on the healthcare sector via Unotron," says Steven Van Fleet, president of MASTInc.

MASTInc will supply to Unotron approximately five million keyboard circuits that incorporate Micromem’s patented magnetic sensor technology. This agreement is anticipated to result in approximately US$77M in revenue to MASTInc over the next five years. Revenue for MASTInc from units planned to be shipped this year is expected to reach US$5M.

With 30 years of OEM manufacturing experience, Unotron maintains a global footprint with offices located across North America, Europe, and Asia, making everyday computing clean and safe for organizations around the world. Unotron designs, manufactures, and markets high quality, washable data input and security devices that are easily cleaned and disinfected to mitigate the spread of infection in healthcare, education, commercial, and government environments. Unotron holds patents for SpillSeal® technology and draws upon a catalogue of patents in automated manufacturing systems and office products.

Van Fleet adds, "MASTInc technology may also represent a breakthrough in the manufacturing of new Unotron products such as kiosks, ATMs, and other key pad technologies, while still allowing the electronic components to be completely sealed to keep out water and germs."

About Micromem and MASTInc
MASTInc is a wholly owned subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF, CNSX: MRM) company with headquarters in Toronto, Canada and an office in New York City. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
              CNSX - Symbol: MRM

Shares issued: 84,709,367
SEC File No: 0-26005

Investor Contact:
Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023

Media Contact:
CPR for MASTInc
Dana Taormina
201-641-1911 x53
dtaormina@cpronline.com

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